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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number:  1-12282

                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]  Form 10-Q
 [ ]  Form N-SAR
         For Period Ended: March 31, 2002
                           ------------------------------------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Corrpro Companies, Inc.
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Former name if applicable


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Address of principal executive office (Street and number)

         1090 Enterprise Drive
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City, state and zip code   Medina, Ohio  44256
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously reported, after the discovery of accounting irregularities at the Company's Australian subsidiary, voluntary administration proceedings were filed in Australia on behalf of the subsidiary, which has delayed the Company's ability to prepare financial statements for the subsidiary. In addition, also as previously reported, the Australian Securities and Investments Commission ("ASIC") and the Audit Committee of the Company's Board of Directors are investigating the accounting irregularities. As a consequence of the ASIC investigation, the Company and its auditors have been unable to access certain records of the subsidiary now in ASIC's possession, which has further delayed the completion of the Company's financial statements for the fiscal year ended March 31, 2002 and the related audit and other disclosures. The Audit Committee also has not yet completed its investigation of the accounting irregularities at the Australian subsidiary. Depending on its findings, the results of the Audit Committee's investigation could impact the disclosures to be included in the Company's annual report on Form 10-K.

         As a consequence of these events, the Company was unable to finalize its annual report on Form 10-K for the fiscal year ended March 31, 2002 (the "Form 10-K") prior to the due date for the Form 10-K without unreasonable effort or expense. The Company anticipates completing its financial statements, the related audit and other disclosures within the fifteen calendar day extension period permitted by Rule 12b-25 and filing the Form 10-K within that timeframe.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Robert M. Sloan            (330)                  723-5082
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                (Name)               (Area code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously announced, based on the investigation to date of previously reported accounting irregularities at its Australian subsidiary involving the overstatement of revenues and the understatement of expenses, the Company currently estimates that, subject to the results of the audit of its financial statements, the cumulative effect on the Company's consolidated operating income of the Australian accounting irregularities and the additional charge to write down the value of the Australian subsidiary will not exceed the previously announced aggregate amount of $12.0 million. Further, as previously announced, to the extent that the accounting irregularities materially affect previously filed financial statements, the Company expects that it will have to restate its audited financial statements for its fiscal year which ended
March 31, 2001 as well as its previously released unaudited financial information for the first nine months through December 31, 2001 of its fiscal year ended March 31, 2002. Accordingly, the financial statements for affected periods and accompanying auditor's report should no longer be relied upon.

         For more information regarding the anticipated impact of the accounting irregularities at the Australian subsidiary on the Company, see the press releases, dated March 20, 2002, June 13, 2002, and July 2, 2002, attached to this filing as Exhibits 99.1, 99.2 and 99.3. This Notification of Late Filing on Form 12b-25 contains forward-looking statements relating to the business and financial results of the Company. Disclosure of some of the factors that could affect the Company's future performance and cause its actual results to differ materially from those expressed or implied by these forward-looking statements is included in the press release, dated July 2, 2002, attached hereto as Exhibit
99.3 and is incorporated by reference herein.


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                           Corrpro Companies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      July 2, 2002     By /s/  Robert M. Sloan
     ------------------       ----------------------------------------
                              Robert M. Sloan
                              Senior Vice President and Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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                                  Exhibit Index

Exhibit                  Document                        Page
-------                  --------                        ----

   99.1     Press Release, dated March 20, 2002.          6

   99.2     Press Release, dated June 13, 2002.           8

   99.3     Press Release, dated July 2, 2002.           10




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